

February 21, 2014

Via E-Mail
Mr. Kam Shah
Chief Financial Officer
ZD Ventures Corporation
47 Avenue Road, Suite 200
Toronto, Ontario M5R 2G3

> **Re: ZD Ventures Corporation**
> **Amendment No. 2 to Form 10-K for the Fiscal Year Ended March 31, 2013**
> **Filed February 20, 2014**
> **Response dated February 7, 2014**
> **File No. 333-127389**

Dear Mr. Shah:

We have reviewed your response and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Amendment No. 2 to Form 10-K for the Fiscal Year Ended March 31, 2013

Financial Statements

Balance Sheet, page 14

1.   We note your response to comment 1 from our letter dated January 27, 2014 and understand that you have adjusted your financial statements to account for the purchase of the assets from Birthday Slam Corporation as an asset acquisition. However, we note you have not labelled your balance sheet as of March 31, 2013 as "restated" or provided the disclosures required by FASB ASC paragraph 250-10-50-7. Please amend your financial statements to provide this disclosure.

Item 9A. Controls and Procedures, page 24

2.   As you have adjusted your financial statements to record the acquisition of B'Wished
        website as an asset purchase, please explain to us how you concluded that your disclosure
        controls and procedures and your internal controls over financial reporting were effective
        as of March 31, 2013 or revise your disclosures accordingly.

Exhibits 31.1 and 32.1

3.   Please provide updated certifications with your next amendment.

        You may contact Julie Marlowe at (202) 551-5395 or Craig Arakawa at (202) 551-3650
if you have questions regarding the comment on the financial statements and related matters.

                                        Sincerely,

                                        /s/Tia L. Jenkins

                                        Tia L. Jenkins
                                        Senior Assistant Chief Accountant
                                        Office of Beverages, Apparel, and
                                        Mining